May 17, 2007
Via Edgar and Fax
Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-0404

Re:	Corning Natural Gas Corporation Form 10-K for Fiscal Year Ended September 30, 2006 Filed December 29, 2006 SEC File No. 0-00643
Dear Mr. Moran,
On behalf of Corning Natural Gas Corporation, please find below Corning’s responses to the comments of the staff of the Securities and Exchange Commission contained in your letter to Mr. Michael German dated May 10, 2007. For your convenience, we have repeated your comments before our response. In addition, we have sent a courtesy copy to Brian V. McAllister of your staff.
Item 9A Controls and Procedures
Please revise to state clearly, if true, that your executives perform quarterly evaluations concerning the “reasonable” effectiveness of controls and procedures and that your chief executive officer and chief financial officer concluded that controls and procedures were “reasonably” effective as of the end of the period of the report. Alternatively, please remove the reference to the inherent limitations on the effectiveness of controls. See Section II.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

V   216-736-7215
F   216-621-6536
E   cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216-696-8700
www.kjk.com
Per my conversation with Mr. McAllister, Corning suggests the disclosure contained under Evaluation of Disclosure Controls and Procedures in Item 9A be replaced with the following language (additions are indicated by underlined text):
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation under the supervision and with the participation of our Disclosure

Committee and our management, including the Chief Executive Officer and Chief Financial Officer, of the reasonable effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e). Disclosure controls are procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, or the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified by the SEC. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of disclosure controls includes an evaluation of some components of our internal control over financial reporting. We also perform a separate annual evaluation of internal control over financial reporting for the purpose of providing the management report below.
The evaluation of our disclosure controls included a review of their objectives and design, the Company’s implementation of the controls and the effect of the controls on the information generated for use in this Annual Report on Form 10-K. In the course of the controls evaluation, we reviewed data errors or control problems identified and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including our Chief Executive Officer and Chief Financial Officer, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Form 10-Q and Form 10-K. Many of the components of our disclosure controls are also evaluated on an ongoing basis by both our internal audit and finance organizations. The overall goals of these various evaluation activities are to monitor our disclosure controls and to modify them as necessary. We intend to maintain the disclosure controls as dynamic systems that we adjust as circumstances merit.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were reasonably effective as of the end of the period covered by this report.
If this disclosure is acceptable to the Commission, Corning will promptly file an amendment to its Form 10-K.
Please let us know if we can provide you with any further information regarding this matter. You can reach me at 216-736-7215 or my partner, Marc C. Krantz, at 216-736-7204.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert

cc:	Brian V. McAllister Michael I. German Marc C. Krantz Michele L. Hoza